Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

02 JUN -5 AM 11:03

02034624

30th April, 2002

82-3708

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

BY AIR MAIL

SUPPL

Dear Sirs,

Sub.:- Quarterly Unaudited Financial Results for the Quarter ended on 31st March, 2002.

We furnish herewith quarterly unaudited financial results of the Company for the quarter ended on 31st March, 2002 approved by the Board of Directors of the Company at their meeting held on 30th April, 2002

Thanking you,

Yours faithfully,

Asst. Company Secretary

Encl.a.a.

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

Unaudited Financial Results
for the quarter ended on 31st March,2002

[Rs.in crores]

Sr.N	Particulars	Quarter ended on 31/3/2002	Quarter ended on 31/3/2001	Cummulative upto 31/3/2002	Cummulative upto 31/3/2001	Year ended on 30/09/2001 (18 Months) (Audited)
		(1)	(2)	(3)	(4)	(5)
1	Net Sales/Income from Operations	339.34	310.75	699.66	616.90	1856.25
2	Other Income	2.96	(2.95)	4.48	(1.97)	20.90
3	Total Expenditure					
	a) (Increase)/decrease in stocks	0.26	(1.71)	9.36	4.79	(4.41)
	b) Consumption of raw materials and finished goods purchased	111.53	145.44	242.52	280.65	802.31
	c) Power & Fuel	35.17	40.74	74.78	84.25	257.18
	d) Stores consumption	27.46	29.36	56.98	58.29	175.78
	e) Staff cost	20.98	24.95	45.53	43.21	135.79
	f) Other expenditure	67.24	38.52	115.06	80.91	283.64
		262.64	277.30	544.23	552.10	1650.29
4	Interest and Finance Costs (Net)	32.47	81.49	67.52	154.92	504.44
5	Gross Profit/(Loss) after Interest & Finance Costs but before extra-ordinary items,depreciation and taxation (1+2-3-4)	47.19	(50.99)	92.39	(92.09)	(277.58)
6	Extra-ordinary items (Net Income)					
7	Depreciation	37.14	45.21	72.96	90.35	221.90
8	Provision for Taxation (including deferred taxation)	NIL		NIL		
9	Net Profit/(Loss) (5+6-7-8)	10.05	(96.20)	19.43	(182.44)	(499.48)
10	Paid up Equity Share Capital (Face Value Rs.10/- per share)	139.64	100.55	139.64	100.55	100.55
11	Reserves (excluding Revaluation Reserve) as per Balance Sheet of previous accounting year					221.48
12	Basic Earning Per Share (Rs.) - (not annualised)	0.60	(10.75)	1.36	(20.42)	(56.87)

For The Arvind Mills Limited

Arvind N.Lalbhai
Chairman & Managing Director

Ahmedabad
30th April,2002

Notes :

1 (a) The Scheme of Arrangement with certain Creditors filed by the Company under Section 391 of the Companies Act, 1956 containing the debt restructuring plan (the Scheme), has been approved by the Hon'ble High Court of Gujarat vide its order dated April 8, 2002.

(b) The Scheme has become effective and is operative with retrospective effect and hence as per the provisions of the Scheme,the Company has provided interest at Restructured Rates for the quarter ended March 31,2002 as well as for the six months ended March 31, 2002.

(c) The said Scheme envisages reduction in rates of interest with retrospective effect from April 1, 2000, waiver of principal amounts on buy back of debt and waiver of accrued interest. Upon the Scheme becoming effective, the Company has initiated the process of execution of Restructuring Documents and making of payments towards interest and principal amount to its lenders in terms of the Scheme. Pending completion of these, the Company has not written back the excess amount of interest provided in earlier years and principal amount waived on buyback of debt and same shall be accounted at the end of the year.

2 The Company has issued 7,54,12,459 equity shares on right Basis in the ratio of 3:4 equity shares which have been allotted on 22nd December,2001.

3 Figures of previous Quarter/ year have been regrouped wherever necessary.

4 The above results have been taken on record by the Board of Directors at their meeting held 30th April,2002.

Arvind

PRESS RELEASE

ARVIND BACK IN PROFITS IN QTR ENDED MARCH 31, 2002
REGISTERS NET PROFIT OF RS. 10.05 CR

Ahmedabad, April, 30: Arvind Mills, India's largest cotton textile mill, has posted Net Profit of Rs. 10.05 crores for the quarter ended 31st March 2002, as compared to Net Loss of Rs. 96.29 crores for the previous quarter ended 31st March 2001.

"We are delighted that after a gap of more than 3 years we have recorded a profit", said Mr. Sanjay Lalbhai, Managing Director, while commenting on the Company's performance. "This turn around is the result of two factors; the significant improvement in the operating performance and the successful completion of the debt-restructuring plan leading to substantial reduction in the interest & finance cost," added Mr. Lalbhai.

The Sales & Operating Income has shown marginal growth of 9.2% at Rs. 339.34 crores for the quarter as compared to Rs. 310.75 Crores in the previous quarter. However Operating profits (profit before interest & depreciation) shows an impressive growth of 161% at Rs. 79.66 crores for the quarter as compared to Rs. 30.50 crores in previous quarter, as a result of improvement in the Operating Profit margin to 23% for the quarter as compared to 11% in the previous year. Exports grew by 10% during the quarter. Exports constituted 51% of total sales for the quarter ended 31st March 2002.

The Operating Profit margins for Arvind has doubled as a result of several strategic initiatives like focussing on differentiated products and discerning markets. This has been further aided by general buoyancy in the global Denim market leading to a 22% increase in the price realization of Denim.

Commenting on the performance, Mr. Jayesh Shah, Chief Financial Officer of the Company explained, "Interest & financing cost for the quarter at Rs. 32.47 crores shows reduction of 60% compared to previous quarter as a result of the debt restructuring plan coming through. This also allows us to book a one-time gain of over Rs. 400 crores on account of debt-buyback, a reduction in interest costs of almost Rs. 150 crores p.a. and a comfortable debt-equity ratio of 1:1.2."

It may be noted that Arvind Mills had filed the Scheme of Arrangement with its creditors, which contained debt-restructuring plan accepted by overwhelming majority of the creditors, with the High Court of Gujarat for sanction. Commerzbank and Bank of Nova Scotia were two major dissenting lenders objecting to the Scheme. After prolonged legal battle lasting over eight months, High Court of Gujarat sanctioned the Scheme on 8th April 2002. The Scheme has

since become effective and hence is now binding on both the Company as well as all the lenders including the dissenting lenders.

Summary of Results

		(Rs. in crores)	
	Ouarter	Ouarter	Change
	ended March 02	ended March 01	
Revenue	339.34	310.75	9%
Opearting Profit	79.66	30.50	161%
Operating Margin	23%	10%	
Interest cost	32.47	81.49	-60%
Cash Accruals (loss	47.19	(50.99)	
Net Profits (loss)	10.05	(96.20)	